

March 4, 2014

Via Email
Mr. Donald P. Newman
Chief Financial Officer
Headwaters, Inc.
10701 South River Front Parkway, Suite 300
South Jordan, Utah

> **Re:** **Headwaters, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 1-32459**

Dear Mr. Newman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 53

1. You disclose in your risk factors on page 35 that you are a holding company and repayment of your indebtedness will be dependent on the cash flows of your subsidiaries and their ability to make available, by dividend, debt repayment. Please provide draft disclosure for your liquidity section to be included in future filings that state your ability to service debt and fund operations is dependent on the results of operations of your subsidiaries and their ability to provide cash. Also, tell us and disclose if any dividends, loans or other distributions from your subsidiaries are subject to contractual and other

restrictive governmental regulations and if so, tell us and disclose the nature of those restrictions.

Financial Statements, page F-1

Note 3- Segment Reporting, page F-11

2. We note your discussion of customers on page 8 that indicates you may have customers in Europe and Asia. We further note your discussion in MD&A about certain product group's revenue. In light of this, tell us how you considered the enterprise wide disclosures that are required in paragraphs ASC 280-10-50-40 through 50-42.

Note 17- Condensed Consolidating Financial Information, page F-43

3. Please explain why the Parent's net income and stockholders equity differs from "Headwaters Consolidated" net income and stockholders equity.

4. Tell us why the guarantor subsidiaries "Investment in subsidiaries" asset balance exceeds the Parent's similar account. Further, it is unclear how you present your investment in subsidiaries on your condensed consolidated income statements. We would expect the investment in subsidiaries to be presented under the equity method with consolidating adjustments. Refer to Rule 3-10(i)(3) and (5).

5. Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-owned subsidiaries that have on a full, unconditional and joint and several basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Donald P. Newman
Headwaters, Inc.
March 4, 2014
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant